82-34651

JCDecaux

04046234

RECEIVED
2004 NOV 17 P 3:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
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Neuilly-sur-Seine, 15th November 2004

File ~~82-5247~~
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA:

- A press release in relation to JCDecaux winning a contract for bus shelters in Yokohama (Japan).

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

PROCESSED
NOV 24 2004
THOMSON FINANCIAL

Stéphanie Hartanérot
Legal Department
Head of the Stock Market / Corporate Law Department

Enc.

11/24

JCDecaux SA
Siège Social :17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com

MCDecaux wins its first contract for 500 advertising bus shelters in Yokohama

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Paris, 9 November 2004 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and the number two worldwide, announced today that MCDecaux (a joint venture between JCDecaux SA and Mitsubishi Corporation, 60% held by JCDecaux), has won the first exclusive bus shelter advertising contract in Yokohama, after an invitation to tender for the 20-year contract.

The contract covers 500 bus shelters, which were designed by the Japanese firm of architects GK-Sekkei*.

Located near Tokyo, Yokohama is Japan's second largest city, with a population of 3.55 million. Japan is the second largest advertising market in the world, worth about US$30 billion per annum, of which 12 % is spent on outdoor advertising.

The Japanese market offers significant growth potential for street furniture. Since January 2003, advertising has been allowed on street furniture provided that it generates revenue for the street furniture and its maintenance.

Jean-Charles Decaux, Chairman and Co CEO, *said: "This exclusive contract is a milestone in the Japanese market which offers significant growth potential for street furniture. 2004 is the 40th anniversary year for the JCDecaux group and during the year both Yokohama and Lyon have chosen JCDecaux. Back in 1964 Lyon was the first French city to sign a contract with JCDecaux for the installation of street furniture. Now, forty years on, Yokohama, which has been twinned with Lyon since 1959, is pioneering bus shelter advertising with JCDecaux in Japan! This contract is a major step forward in our expansion in the world's second largest advertising market and it will strengthen our position as the number one Street Furniture company in the world."*

* GK-Sekkei, the architects and environment landscape design business has 13 offices employing 230 people in the world and is the biggest freelance design office in Japan.

Examples of major work include:

- Motorbikes design for Yamaha and design for HAIER;
- Tokyo Symbol road with the Tokyo Metropolitan Office;
- AICHI 2005 World Fair signals (in Nagoya).

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

Key Information on the Group

- *2003 revenues : €1543.8 million ; Q3 2004 revenues : €1 167.6 million*
- *Listed on Euronext Paris ; part of the Euronext 100 index*
- *N°1 worldwide in street furniture (291,000 faces)*
- *N°1 worldwide in airport advertising, with 153 airports and over 150 transport contracts in metros, buses, tramways and trains (150,000 Transport faces)*
- *N°1 in Europe for billboards (189,000 faces)*
- *630,000 advertising faces in 43 countries*
- *Present in 3,500 cities with over 10,000 inhabitants 6, 900 employees*

Press Relations
Raphaële Rabatel
Tel.: +33 (0) 1 30 79 34 99
Fax: +33 (0) 1 30 79 35 79
raphaele.rabatel@jcdecaux.fr

Investor Relations
Cecile Prévot
Tel.: +33 (0) 1 30 79 79 93
Fax: +33 (0) 1 30 79 77 91
cecile.prevot@jcdecaux.fr



First bus shelter installed in Yokohama in front of the City Hall on Thursday 4th November 2004, inaugurated by the Mayor, Mister Nakada and MCDecaux's Team in Japan.